BEST WATER TECHNOLOGY

RECEIVED

2008 DEC -3 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-05221

BWT Aktiengesellschaft, Walter-Simmer-Straße 4, A-5310 Mondsee

[redacted]

08006125

SUPPL

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Telefon +43.6232.5011 0
Telefax +43.6232.5011 1191
E-Mail office@bwt-group.com

www.bwt-group.com

Mondsee, November 2008

Sehr geehrte Aktionärinnen und Aktionäre,
werte Geschäftsfreunde,

anbei dürfen wir Ihnen den Bericht der BWT-Gruppe zum dritten Quartal 2008 überreichen. Wie bereits bei einigen anderen Unternehmen an der Wiener Börse üblich, dürfen wir darauf hinweisen, dass wir ab dem nächsten Jahr nur noch den Bericht zum Halbjahr sowie den Geschäftsbericht in gedruckter Version aussenden werden.

Die Berichte zum ersten und dritten Quartal werden hinkünftig aus Umweltschutzgründen nicht mehr gedruckt. Die Zusendung als Link per E-Mail erfolgt weiterhin, soweit Sie in unserer Datenbank mit Ihrer E-Mail-Adresse registriert sind. Eine Registrierung bzw. Änderung Ihrer E-Mail-Adresse können Sie auf unserer Homepage www.bwt-group.com unter „Investor Relations" und „Bestellservice" vornehmen.

Mit freundlichen Grüßen,

Ralf Burchert
BWT Aktiengesellschaft, Investor Relations

PROCESSED
DEC 09 2008
THOMSON REUTERS

Dear Shareholders and business friends,

We herewith send you the BWT Group Third Quarter Report 2008. As already done with some companies listed on the Vienna Stock Exchange we like to note that as of next year only the Half-Year Report and the Annual Report will be sent as printed hardcopies.

The First and Third Quarter Reports will not be printed any longer for environmental reasons. We will continue to send you the electronic links per e-mail to your address registered in our database. Registration or changes of your e-mail address can be done on our Homepage www.bwt-group.com in the section "Investor Relations" and "Order service".

Kind regards

Ralf Burchert
BWT Aktiengesellschaft, Investor Relations

dw 12/4

WATER has many faces



BWT – The Water Company



2008

SHAREHOLDER INFORMATION

for the 3rd quarter

BWT
BEST WATER TECHNOLOGY

Decline in earnings at BWT offset by very positive cash flow and sound financial position in the third quarter

The Best Water Technology Group (BWT), Europe's market leader in water treatment, recorded a decrease in earnings in the third quarter, while revenue increased only slightly. However, strong cash flow from operating activities led to a significant reduction in net debt. At 23.8%, gearing is approaching the level it reached as of the end of the last fiscal year – its best to date – and the equity ratio of 46.2% represents a secure basis for the future, particularly considering today's turbulent market climate.

BUSINESS PERFORMANCE in the first nine months and in Q3

Consolidated revenue: € 311.6 million and up 7.7% year-on-year

In the first three quarters of 2008, the BWT Group grew its consolidated revenue by 7.7% from € 289.3 million to € 311.6 million. The Group's performance in the individual business segments can be broken down as follows:

Segment in € 1000's	Q1 – Q3 2008	Q1 – Q3 2007	+/– %
Austria/Germany	129,187	120,217	+7.5%
France/Benelux	73,873	73,773	+0.1%
Scandinavia	33,844	31,048	+9.0%
Italy/Spain	26,324	24,219	+8.7%
Switzerland/Others	48,387	40,047	+20.8%
BWT Group	311,615	289,304	+7.7%

The growth rate fell in the third quarter while revenue grew by 1.9%.

Segment in € 1000's	Q3 2008	Q3 2007	+/– %
Austria/Germany	39,659	38,856	+2.1%
France/Benelux	22,806	24,247	–5.9%
Scandinavia	10,140	10,297	–1.5%
Italy/Spain	7,702	7,296	+5.6%
Switzerland/Others	15,620	13,427	+16.3%
BWT Group	95,927	94,123	+1.9%

Cumulative growth of 7.5% in the Austria/Germany segment is attributable to a threefold increase in Point-of-Use business and a 6% increase in both the Point-of-Entry and the Service business. The growth in the first half of the year in the France/Benelux segment was offset by a decrease in revenue of just under 6% in the third quarter with the result that cumulative revenue in this region only reached the level of the previous year. The difficult economic climate in France and Belgium took its toll, particularly in the area of industrial technology, leading to a decline in revenue of over € 2 million year-on-year. The Scandinavian HOH Group posted above-average growth of 9% in the first three quarters, despite recording a slight fall in revenues of 1.5% in Q3. This development is due to the significant improvement in Norway (+28%) and Finland (+73%). The Italy/Spain segment grew by 5.6% in Q3. Total revenue growth amounted to 8.7%, which primarily results from the sound commercial business. In the Switzerland/Others segment, the substantial improvement in Switzerland, Poland and the Czech Republic led to total revenue growth of 20.8%, of which 16.3% is attributable to Q3.

BWT lifted its revenue in the Point-of-Entry business by 6.4%, while the Point-of-Use products generated an increase in revenue of 42% compared with the same period of the previous year chiefly as a result of the good performance of the BWT-water & more coffee machine filters. The Service business exhibited growth of 7.4% and thereby grew at a slightly lower rate than total revenue.

Fumatech GmbH, which operates in the field of fuel cells, generated revenue of € 1.3 million as of September 30, 2008, compared with € 1.6 million in the same period of the previous year.

The BWT Group's orders on hand totaled € 61.6 million as of September 30, 2008, which corresponds to a decrease of 1% compared with the previous year's figure of € 62.2 million.

EBIT: € 25.8 million and down 9.5% year-on-year

Lower revenue growth, an unfavorable product mix, the absence of extraordinary income as well as start-up costs for the launch of the Point-of-Use program negatively impacted the BWT Group's earnings, particularly in Q3 2008. At € 5.0 million, EBIT for Q3 was down 36.5% year-on-year (€ 7.8 million); total EBIT was € 25.8 million, representing a dip of 9.5% as against the previous year's figure of € 28.6 million. In this connection it should be noted that extraordinary income of € 0.8 million from the recovery of a receivable that had been written down in previous years had a favorable effect on last year's earnings.

An overview of individual business segments' EBIT:

Segment in € 1000's	Q1 – Q3 2008	Q1 – Q3 2007	+/– %
Austria/Germany	7,943	10,031	–20.8%
France/Benelux	4,985	5,842	–14.7%
Scandinavia	4,708	4,014	+17.3%
Italy/Spain	3,701	3,740	–1.0%
Switzerland/Others	4,505	4,924	–8.5%
BWT Group	25,842	28,551	–9.5%

Segment in € 1000's	Q3 2008	Q3 2007	+/– %
Austria/Germany	729	2,837	–74.3%
France/Benelux	1,148	1,325	–13.4%
Scandinavia	1,117	1,336	–16.4%
Italy/Spain	986	971	+1.5%
Switzerland/Others	995	1,368	–27.3%
BWT Group	4,975	7,837	–36.5%

The cost of materials including changes in inventories rose by 9.1% in the first nine months, amounting to 42.0% of revenue (previous year: 41.5%), and can largely be explained by the shift in the product mix.

Staff costs surged 8.1% to € 94.2 million, which is a 6% rise year-on-year to 2,427 employees.

Higher capital investment in new production facilities over the last two years and several capacity expansions, primarily as a result of the launched Point-of-Use business, led to an above-average rise of 12.5% in amortization and depreciation expense to € 7.1 million. Other operating expenses rose by 11.0% to € 57.9 million, which was largely due to increased energy, fleet and maintenance costs. The drop in other income – extraordinary income of € 0.8 million was generated in the previous year from a successfully recovered receivable – together with lower work performed by the enterprise and capitalized also impacted EBIT negatively.

Net financial income/net finance costs were affected firstly by lower income from participations in the amount of € 0.6 million and secondly by € 0.2 million due to the rising interest level on the other.

Net profit for the period after minority interests: €18.6 million and down 7.5% year-on-year

After nine months, EBT amounted to € 25.2 million; compared with the previous year's figure of € 28.7 million, this represents a drop of 12.4%. The Group tax rate improved from 30.5% in the previous year to 26.0%, resulting in net profit for the period of € 18.6 million, representing a decline of 6.7% compared with the previous year's figure of € 20.0 million.

Minority interests had only a minimal effect on consolidated net earnings; after the first three quarters the BWT Group generated net profit for the period after minority interests of € 18.6 million compared with € 20.1 million in the previous year. Earnings per share were € 1.04 against € 1.13 in the comparable period of the previous year.

Cash flow from operating activities: €16.0 million (previous year: €10.2 million)

Despite disappointing performance in Q3, the BWT Group's net assets and financial position exhibited a considerable improvement as of September 30, 2008. In the first nine months, cash flow from operating activities was up by 57% from € 10.2 million to € 16.0 million. This improvement is attributable partly to seasonal factors and partly to rigorous implementation of our cash optimization program.

The surge in investments at BWT Group led to cash flow from investment activities of € –15.1 million compared with € –9.3 million in the previous year. In particular, the development and extension of the Point-of-Use business and the creation of new and adaptation of existing stock, production and sales space above all in Austria were the most important investment projects of the fiscal year to date. In addition, € 1.8 million was invested in the takeover of the standard product division of Christ Holland by the newly established BWT Netherlands as part of an asset deal and a further € 1.5 million was invested in the takeover of minority interests in Hungarian subsidiaries. As of September 30, 2008, € 1.6 million had been employed for the share buy-back program.

Equity: 46.2% of total assets (previous year: 42.1%)

Gearing: 23.8% (previous year: 25.5%)

Net debt climbed by € 6.7 million compared with December 31 of the previous year to € 33.2 million, yet only by € 2.1 million compared with September 30, 2007 (€ 31.1 million) despite the intensive investment activities described above. Gearing was up from 20.4% to 23.8% compared with the end of 2007, although it improved against September 30, 2007, when it was 25.5%. The equity ratio in the BWT Group's balance sheet amounted to 46.2% of total assets as of September 30, 2008, compared with 45.2% as of December 31 of the previous year and 42.1% as of September 30, 2007.

The number of staff within the BWT Group was 2,427 as of September 30, 2008, 3.1% above the level at the end of the previous year (2,354) and 6.0% higher than was the case one year ago (2,290).

RISK POSITION

The crisis in the financial markets and its repercussions on the economy and customers' buying behavior with regard to investment and consumer goods, as well as possible delays in launching new products, constitute the most significant threat to the earnings of the BWT Group. However, experience has shown that the water treatment industry is less dependent upon the general economic situation than are other investment goods producers. Water treatment equipment developed by BWT according to the principle of optimization of ecology and economy should have good sales opportunities, especially in a difficult market environment.

OUTLOOK

The extension of the Point-of-Use product business, the optimization of the existing product portfolio in the BWT core business of Point-of-Entry, BWT's positioning as 'BWT – The Water Company' and the permanent optimization of the working capital continue to be the most important objectives of the BWT Management. The sound equity ratio and low debt ratio of the BWT Group will safeguard implementation of strategic objectives, particularly in the light of the turbulent developments in the capital markets.

The performance in Q3, the difficult economic climate in major markets and continued consistent implementation of growth initiatives in the Point-of-Use business give the BWT Management Board cause to lower its revenue and earnings forecast for 2008. In line with the most recent assessment for the 2008 fiscal year, we anticipate consolidated revenue growth of 3% (previous year: € 397 million) and consolidated net profit for the period of over € 20 million (previous year: € 26 million).

Mondsee, November 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

I. BWT Group: Consolidated income statement for the first three quarters

in € 1000's (unaudited)	Q1 – Q3 2008 Amount	Q1 – Q3 2007 Amount	Q3 2008 Amount	Q3 2007 Amount
REVENUE	311,615.3	289,303.5	95,926.6	94,122.6
Other operating income	3,908.0	4,280.2	978.8	1,248.6
Changes in inventories of finished goods and work in progress	–99.1	2,696.5	–149.7	958.2
Work performed by the enterprise and capitalized	570.0	715.0	232.0	420.5
Cost of materials and cost of purchased services	–130,928.3	–122,821.2	–41,009.6	–41,082.6
Staff costs	–94,193.3	–87,120.9	–30,168.8	–29,202.6
Amortization and depreciation expense	–7,145.2	–6,349.9	–2,162.3	–2,147.7
Other operating expenses	–57,884.8	–52,152.5	–18,672.0	–16,479.9
PROFIT FROM OPERATING ACTIVITIES	25,842.5	28,550.7	4,975.0	7,837.1
Financial income	1,534.0	2,078.4	486.3	754.5
Financial expenses	–2,204.6	–1,888.6	–706.4	–719.9
Profit before taxes	25,171.8	28,740.5	4,754.9	7,871.7
Taxes on income	–6,536.6	–8,759.5	–1,299.5	–2,703.3
Net profit for the period before minority interest	18,635.2	19,981.0	3,455.3	5,168.4
Of which attributable to:				
	18,606.0	20,112.1	3,475.4	5,162.0
Shareholders of the parent company	29.3	–131.1	–20.1	6.4
Minority interests				
Earnings per share (€):				
Basic = diluted	1.04	1.13	0.20	0.29
Average number of shares issued	17,809,323	17,833,500	17,790,299	17,833,500

II. Consolidated balance sheet as at September 30, 2008

in € 1000's	As at 30.9.2008 (unaudited)	As at 31.12.2007 (audited)
ASSETS		
Goodwill	29,278.3	28,315.8
Other intangible assets	17,057.5	16,533.8
Tangible assets	64,083.1	59,103.8
Financial assets	6,776.4	7,257.8
Accounts receivables	15.8	230.9
Receivables from companies with which a participation is held	0.0	129.6
Other receivables from third parties	742.1	370.4
Deferred tax claims	4,061.9	4,279.4
Long-term assets	122,015.1	116,221.5
Inventories	65,998.7	60,243.9
Accounts receivables	77,031.7	76,763.4
Receivables from long-term orders	12,729.8	9,072.2
Receivables from companies with which a participation is held	265.5	278.7
Income tax reimbursement claims	1,881.1	2,649.9
Other receivables from third parties	6,724.2	5,945.6
Liquid funds	14,967.9	15,372.6
Current assets	179,598.9	170,326.3
TOTAL ASSETS	301,614.0	286,547.8

in € 1000's	As at 30.9.2008 (unaudited)	As at 31.12.2007 (audited)
EQUITY & LIABILITIES		
Issued capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	106,016.5	95,476.5
Treasury shares	-1,555.7	0.0
Other reserves	-287.8	-1,120.1
	139,102.3	129,285.7
Minority interests	191.1	347.4
Equity	139,293.3	129,633.1
Provisions for social capital	24,107.0	24,006.9
Deferred tax liabilities	5,085.3	4,929.2
Other provisions	1,580.5	1,514.8
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	6,296.2	10,275.7
Other liabilities	1,112.6	997.7
Noncurrent liabilities	55,181.6	58,724.3
Current tax liabilities	3,968.8	3,443.5
Other provisions	19,443.5	18,925.5
Interest-bearing financial liabilities	24,853.7	14,548.4
Trade payables	32,764.3	33,401.1
Liabilities to companies with which a participation is held	178.6	2,364.5
Other liabilities	25,930.3	25,507.4
Current liabilities	107,139.2	98,190.4
TOTAL EQUITY & LIABILITIES	301,614.0	286,547.8

III. Cash flow statement for the first three quarters

in € 1000's (unaudited)	Q1 – Q3 2008	Q1 – Q3 2007
Cash and cash equivalents as at January 1	15,372.6	14,223.4
Operating cash flow before changes in working capital	25,754.2	26,365.6
+/– Changes in working capital	–9,718.9	–16,215.0
Net cash from/used in operating activities	16,035.3	10,150.6
Net cash used in investing activities	–15,083.8	–9,290.8
Net cash from financing activities	–2,188.5	3,752.8
Other (changes in exchange rates etc.)	832.3	–227.5
Cash and cash equivalents as at September 30	14,967.9	18,608.5

IV. Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Treasury shares	Other reserves	Subtotal	Minority shares	Total
As of 31 December, 2007	17,833.5	17,095.8	95,476.5	0.0	–1,120.1	129,285.7	347.4	129,633.1
Net attributable profit	0.0	0.0	18,606.0	0.0	0.0	18,606.0	29.3	18,635.3
Currency translation	0.0	0.0	0.0	0.0	832.2	832.2	0.0	832.2
Result for the entire period	0.0	0.0	18,606.0	0.0	832.2	19,438.2	29.3	19,467.5
Dividend payment	0.0	0.0	–6,761.8	0.0	0.0	–6,761.8	0.0	–6,761.8
Share buyback 2008	0.0	0.0	0.0	–1,555.7	0.0	–1,555.7	0.0	–1,555.7
Reclassification of negative minority shares	0.0	0.0	–11.2	0.0	0.0	–11.2	11.2	0.0
Change in minorities	0.0	0.0	–1,293.0	0.0	0.0	–1,293.0	–196.8	–1,489.8
As of 30 September, 2008	17,833.5	17,095.8	106,016.5	–1,555.7	–287.9	139,102.2	191.1	139,293.3

in € 1000's	Share capital	Capital reserve	Retained earnings	Treasury shares	Other reserves	Subtotal	Minority shares	Total
As of 31 December, 2006	17,833.5	17,095.8	74,659.1	0.0	–1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	20,112.1	0.0	0.0	20,112.1	–131.1	19,981.0
Currency translation	0.0	0.0	0.0	0.0	–227.5	–227.5	0.8	–226.7
Result for the entire period	0.0	0.0	20,112.1	0.0	–227.5	19,884.6	–130.3	19,754.3
Dividend payment	0.0	0.0	–6,241.7	0.0	0.0	–6,241.7	0.0	–6,241.7
Change in minorities	0.0	0.0	0.0	0.0	0.0	0.0	–799.5	–799.5
As of 30 September, 2007	17,833.5	17,095.8	88,529.5	0.0	–1,310.5	122,148.3	–231.4	121,916.9

V. Notes to the interim consolidated financial statements as of September 30, 2008

1. General disclosures and principles
These interim consolidated financial statements of BWT Aktiengesellschaft, which is headquartered at Walter-Simmer-Strasse 4, 5310 Mondsee in Austria, were prepared in accordance with the principles of International Financial Reporting Standards, the provisions for interim reporting (IAS 34) under the supervision of the Management Board and approved for publication by the Management Board resolution of October 22, 2008.
The interim consolidated financial statements do not include all the information and details required in the consolidated annual financial statements. Therefore, the interim financial statements should be read in conjunction with the most recent consolidated annual financial statements for the year ended December 31, 2007, to which reference is made, particularly in relation to the use of the same accounting policies.
The consolidated group has remained the same compared with December 31, 2007 with a total of 57 companies. Two companies (one in Austria and one in the Netherlands) were established. A real estate company was merged in Switzerland and in Austria a service company was amalgamated with BWT Austria. The only company proportionately consolidated to date was consolidated in full from the interim financial statements as of June 30, 2008 due to the acquisition of a majority interest.

2. Seasonal nature of the business
Due to shifts in the product mix, lower profitability can generally be expected for the second half of the year while the distribution of revenue remains stable. Product launches and cases of first-time consolidation following acquisitions may also lead to fluctuations in the breakdown of revenue and earnings by period.

3. Dividend payments
The dividend of € 0.38 per share approved at the Annual General Meeting of May 20, 2008 – which amounts to a total of € 6,761,756 for the 17,794,096 shares already issued when this figure became payable – was distributed on June 2, 2008. € 6,241,725 (€ 0.35 per share for the 17,833,500 shares issued) was paid out last year.

4. Other operating income
Other operating income can be broken down as follows:

in € 1000's, 1.1. – 30.9. (unaudited)	2008	2007
Gains on the disposal of property, plant and equipment	246.2	185.0
Rental/lease income and royalties	287.9	169.9
Income from bonus/fee and commission agreements	351.5	319.5
Miscellaneous	3,022.4	3,605.8
TOTAL	3,908.0	4,280.2

Miscellaneous other income relates mainly to proceeds from the further settlement of transport costs and administration services. Miscellaneous other income as of the end of September 2007 includes income from recovered receivables on which bad debt allowances had been charged worth € 840.9 thousand.

5. Net financial income/net finance costs

in € 1000's, 1.1. – 30.9. (unaudited)	2008	2007
Income from equity investments	1,028.5	1,662.8
Income from other securities	26.6	33.5
Other interest and similar income	478.9	382.1
Financial income	1,534.0	2,078.4
Interest and similar expenses	–2,204.6	–1,888.6
Financial expenses	–2,204.6	–1,888.6

6. Taxes on income

in € 1000's, 1.1. – 30.9. (unaudited)	2008	2007
Taxes on income for the period	–6,115.2	–7,508.6
Taxes on income for previous years	–47.8	–539.1
Change in deferred taxes	–373.6	–711.8
TOTAL	–6,536.6	–8,759.5

7. Segment reporting

1.1. – 30.9.2008 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Overall total
External revenue	129,187.0	73,873.3	33,844.1	26,323.8	48,387.0	0.0	311,615.3
Internal revenue	9,859.6	3,026.8	276.4	68.9	1,094.8	-14,326.6	0.0
Subtotal	139,046.7	76,900.1	34,120.5	26,392.7	49,481.9	-14,326.6	311,615.3
Segment result (EBIT)	7,942.9	4,985.3	4,708.0	3,701.4	4,504.9	0.0	25,842.5
Net financial income/net finance costs							–670.7
Taxes on income							–6,536.6
Minority interests							–29.3
Net profit for the period attributable to shareholders of the parent company							18,606.0

1.1. – 30.9.2007 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Overall total
External revenue	120,217.0	73,772.6	31,048.3	24,218.6	40,047.0	0.0	289,303.5
Internal revenue	9,613.0	3,288.9	274.3	39.2	998.5	-14,213.9	0.0
Subtotal	129,830.0	77,061.5	31,322.6	24,257.8	41,045.5	-14,213.9	289,303.5
Segment result (EBIT)	10,031.1	5,842.1	4,014.0	3,740.0	4,923.5	0.0	28,550.7
Net financial income/net finance costs							189.8
Taxes on income							–8,759.5
Minority interests							131.1
Net profit for the period attributable to shareholders of the parent company							20,112.1

8. Noncurrent assets
In the first nine months of the 2008 fiscal year, the BWT Group invested a total of € 12,703.6 thousand (previous year: € 9,037.2 thousand) in property, plant and equipment and intangible assets, and € 254.0 thousand (previous year: € 996.2 thousand) in noncurrent financial assets.

Asset disposals at a residual carrying amount of € 1,858.6 thousand (previous year: € 802.0 thousand) led to gains of € 192.0 thousand (previous year: € 180.4 thousand).

€ 3,344.3 thousand (previous year: € 239.8 thousand) was spent on acquiring companies. The item is primarily attributable to the takeover of the remaining interests held by third parties in two Hungarian subsidiaries and further part payment of the purchase price for an acquisition carried out in the previous year.

9. Financing activities
Interest-bearing financial liabilities increased by € 6,325.8 thousand in the first nine months. This is attributable to the increased need for working capital during the first nine months as well as a rise in investment activities. The chief source of financing was short-term bank lines. Interest-bearing financial liabilities were reduced by € 8,474.4 thousand compared with June 30, 2008. This improvement is due firstly to seasonal factors and secondly to cash-optimization measures. Participation certificates issued by a Group company were bought back and replaced by considerably more favorable short-term Group financing.

10. Other liabilities and uncertain obligations
The Company has assumed the following liabilities and guarantees:

in € 1000's	30.9.2008 (unaudited)	30.9.2007 (audited)
Liabilities, guarantees	11,729.3	13,767.2
Liabilities on bills	464.2	460.6
TOTAL	12,193.5	14,227.8

The liabilities and guarantees include liabilities of € 314.2 thousand (December 31, 2007: € 483.9 thousand) for subsidiaries of the CHRIST Group, for which BWT AG is exempted from liability by CHRIST WATER TECHNOLOGY AG, Mondsee.

The BWT Group is constructing a new center for water technology near Budapest. The center will be home to BWT and CHRIST companies, and possibly also to companies outside of these groups. For this reason, BWT AG has concluded a long-term operating lease with total investments of around € 8,000 thousand and a term of 15 years.

11. Derivative financial instruments

In order to hedge against the risk of interest rate changes, the BWT Group concluded the following derivatives:

30.9.2008 (unaudited)	Nominal amount in € 1000's	Market value in € 1000's
Interest rate swap 1999 – 2009	17,000.0	816.2
Interest rate swap 1999 – 2009	17,000.0	132.3
Interest rate swap 2006 – 2008	600.0	–2.3
Interest rate swap 2007 – 2009	17,000.0	49.9

30.9.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Sale of swaption 2006–2013	EUR thou.	3,600.0	–6.0

In order to hedge currency risks, the following currency forwards contracts were concluded by the BWT Group:

30.9.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Forward sales – CHF against EUR	CHF thou.	1,300.0	3.4

12. Related party disclosures

In the first nine months of 2008, the BWT Group received materials and services to the value of € 2,307.6 thousand (previous year: € 3,292.8 thousand) from related parties and supplied materials and services to the value of € 4,905.5 thousand (previous year: € 10,041.1 thousand) to the same. As of the balance sheet date for the interim financial statements (September 30, 2008), the BWT Group had receivables from related parties of € 2,021.2 thousand (previous year: € 2,963.4 thousand) and liabilities of € 1,209.7 thousand (previous year: € 408.8 thousand). Transactions involving related parties related chiefly to supplies and services from and/or to companies of the CHRIST Group and were concluded in line with standard market terms.

Andreas Weissenbacher, Chairman of the BWT AG Management Board, is a managing director of Aqua Engineering GmbH, which belongs to the CHRIST Group. The Anna International Ltd. management has provided the Company with a subordinated loan to the amount of € 1,500.0 thousand. € 1,050.0 thousand had been used as of September 30, 2008.

13. Other disclosures

Significant events after the balance sheet date

There were no reportable events after the balance sheet date of the interim financial statements that were significant for valuation as of September 30, 2008.

Mandatory information about waiving an inspection by an auditor

These interim consolidated financial statements have neither been audited nor inspected by an auditing company.

Declaration of the Management Board in accordance with Article 87 of the Börsegesetz (BörseG – Austrian Stock Exchange Act)

The undersigned Management Board members hereby declare that, to the best of their knowledge, these quarterly financial statements, prepared in accordance with the International Financial Reporting Standards (IFRS), in particular IAS 34 (Interim Reporting), present as true and fair a view as possible of the net assets, financial position and results of operations of the BWT Group.

Mondsee – October 22, 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Financial Calendar 2009:

Final results FY 2008	27 March 2009
Q1 2009 report	8 May 2009
Annual general meeting	20 May 2009
Share trades ex-dividend	28 May 2009
Dividend payment day	2 June 2009
H1 2009 report	7 August 2009
Q3 2009 report	13 November 2009

Information and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt-group.com

www.bwt-group.com